

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Via E-Mail
Mr. Ilia Tomski
President and Chief Executive Officer
Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989

Re: Asteriko Corp.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed September 25, 2014
File No. 333-197692

Dear Mr. Tomski:

We reviewed the filing and have the comments below.

General

1. We note that you marked numerous sections in the redlined version of the amendment although you made no changes in those sections from the initial filing. Please ensure that you mark sections in the redlined version of any subsequent amendment only if you make changes from the previous amendment in those sections.

2. Refer to comment 1 in our August 25, 2014 letter. As requested previously, state prominently on the prospectus' front cover page that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Summary Financial Information, page 4

3. We note your response to comment 10 in of our August 25, 2014 letter; however, we note that the financial information continues to be titled "unaudited," and your disclosed current liabilities do not agree with your audited financial statements. Please revise your disclosure.

We Are an "Emerging Growth Company"…, page 7

4. Refer to comment 15 in our August 25, 2014 letter. As requested previously, revise the paragraph beginning "AS AN EMERGING GROWTH COMPANY" so that it is

not in large capital letters which suggests that it may be a discrete risk factor rather than part of this risk factor.

Risks Relating to our Common Stock, page 7

5. Refer to comment 16 in our August 25, 2014 letter. As requested previously, revise the first paragraph "There is no minimum offering…" under this subheading because it does not appear to be part of a defined risk factor.

Plan of Distribution, page 14

6. We note that your president will not be compensated based either directly or indirectly on transactions in these securities; however, please disclose whether you may choose to pay any form of compensation with the proceeds of this offering. Include risk factor disclosure as applicable.

Interest of Named Experts and Counsel, page 17

7. Notwithstanding your representation that you replaced $100,000 with $50,000 in response to comment 21 in our August 25, 2014 letter, you did not make the revision. Please revise.

Description of Product or Services, page 19

8. Refer to comment 23 in our August 25, 2014 letter. Disclose the amount of time required to complete each phase or step in developing, enhancing, or expanding your technology for creating dynamic colors on a number of materials, the known or estimated cost for developing, enhancing, or expanding your technology, and the identity of the person or persons responsible for developing, enhancing, or expanding your technology.

Competition and Competitive Strategy, page 21

9. Please explain the statement that there is a difference in application of your innovative technology.

Dependence on One or a Few Major Customers, page 21

10. Please disclose whether you have ongoing relationships with these three customers or whether these sales were singular events.

Management's Discussion and Analysis, page 27

11. Please describe the activities carried out at each of your offices.

Results of Operations, page 27

12. We note your response to comment seven in our August 25, 2014 letter. Please disclose the nature of these sales in the prospectus, including the dates on which they occurred and the sourcing of materials and production.

Total Cost for 12 months…, page 29

13. Based on your revised disclosures in response to comment 29 in our August 25, 2014 letter, the total cost for 12 months is $26,400, not $25,000. Please revise.

Note 8 – Subsequent Events, page F-15

14. Please update the date through which you have evaluated your subsequent events. In this regard we note that your financial statements are being reissued with each amendment of your registration statement and, therefore, your subsequent events should be reevaluated through the date of each amendment.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Matheau J.W. Stout, Esq.
        400 East Pratt Street, 8th Floor
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